THOMPSON      ATLANTA        CINCINNATI      COLUMBUS      NEW YORK
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  HINE               BRUSSELS         CLEVELAND       DAYTON     WASHINGTON D.C.
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                                                November 22, 2005

Mr. Christian Sandoe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:   The GKM Funds
      File Nos. 811-10529 and 333-71402


Dear Mr. Sandoe:

     On behalf of the GKM Funds (the "Trust"), I am responding to your telephone comments on Post-Effective Amendment No. 4 to its registration statement on Form N-1A. For your convenience, I have restated your comments.

                                   PROSPECTUS

1. COMMENT: Under the heading "Principal Risks of Investing in the Fund," consider adding a principal risk that the GKM Growth Fund (the "Fund") may be overweighted in a sector.

     RESPONSE: A new section, "Sector Risk," has been added to the disclosure, as follows:

          SECTOR RISK. If the Fund's portfolio is overweighted in a certain sector, any negative development affecting that sector will have a greater impact on the Fund than a fund that is not overweighted in that sector. For example, to the extent the Fund is overweighted in the financial services sector, the technology sector or the pharmaceutical/health care sector, it will be affected by developments affecting the applicable sector. All three sectors are subject to changing government regulations that may limit profits and restrict services offered. Companies in these sectors also may be significantly affected by intense competition. In addition, the profitability of companies in the financial services industries can be significantly affected by the cost of capital and changes in interest rates, and technology and pharmaceutical/health care products may be subject to rapid obsolescence.

2. COMMENT: Move the footnote that presently is between the "Shareholder Fees" and "Annual Fund Operating Expenses" sections of the Fees and Expenses Table to make it a footnote that follows the "Annual Fund Operating Expenses" section of the table.

     RESPONSE: The footnote has been moved as requested.


Don.Mendelsohn@ThompsonHine.com          Phone 513.352.6546     Fax 513.241.4771
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THOMPSON HINE LLP    312 Walnut Street              www.ThompsonHine.com
ATTORNEYS AT LAW     14th Floor                     Phone:  513.352.6700
                     Cincinnati, Ohio 45202-4089    Fax:    513.241.4771

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THOMPSON
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  HINE

Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 2



3. COMMENT: Explain supplementally what expenses are included under "Other Expenses" in the Operating Expenses table and confirm that, to the extent the Fund incurs any operating expenses not paid by the Adviser as referenced in footnote 1 (excluding brokerage and Rule 12b-1 expenses), those expenses would be included under "Other Expenses" in the table.

     RESPONSE: The "Other Expenses" of 0.01% in the table represent fees and expenses of non-interested person Trustees. To the extent the Fund were to incur other expenses not payable by the Adviser (for example, borrowing costs or taxes), those expenses would be treated as "Other Expenses" in the table.

4. COMMENT: Under the heading "Frequent Purchases and Redemptions of Fund Shares," either add specific objective policies with respect to frequent trading, or add a disclosure that, to the extent the Fund uses a subjective approach, inconsistent application of policies may permit persons to time the Fund. Also, in the last paragraph of the section, clarify whether intermediaries are expected to work with Fund management to prohibit future trading in the Fund, or only to work with management up to the point of prohibiting future trading in the Fund.

     RESPONSE: Disclosure has been added to disclose that the Fund's subjective approach may permit certain shareholders to engage in market timing. In addition, the disclosure in the third paragraph has been revised to clarify that intermediaries are expected to work with Fund management, "up to and including prohibiting future trading in the Fund." The revised section is set forth below:

          FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES

          The Fund has been designed as a long-term investment and not as a frequent or short-term trading ("market timing") option. The Fund discourages frequent purchases and redemptions. Accordingly, the Board of Trustees has adopted policies and procedures in an effort to detect and prevent market timing in the Fund. The Fund, through its service providers, monitors shareholder trading activity to determine whether it complies with the Fund's policies. The Fund prepares reports illustrating purchase and redemption activity to detect market timing activity. These actions, in the Board's opinion, should help reduce the risk of abusive trading in the Fund. In addition, the Fund also reserves the right to reject any purchase request that it believes to be market timing or potentially disruptive in nature. The


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THOMPSON
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  HINE


Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 3


          Fund may also modify any terms or conditions of purchase of Fund shares or withdraw all or any part of the offering made by the Prospectus.

          When monitoring shareholder purchases and redemptions, the Fund does not apply a quantitative definition to frequent trading. Instead, the Fund uses a subjective approach, which in itself could lead to inconsistent application of the Fund's frequent trading policies and may permit certain shareholders to engage in market timing.

          The Fund believes that market timing activity is not in the best interest of shareholders. Market timing can be disruptive to the portfolio management process and may adversely impact the ability of the Adviser to implement the Fund's investment strategies. In addition to being disruptive, the risks to the Fund presented by market timing are higher expenses through increased trading and transaction costs; forced and unplanned portfolio turnover; large asset swings that decrease the Fund's ability to maximize investment return; and potentially diluting the value of the Fund's shares. These risks can have an adverse effect on the Fund's performance.

          The Fund relies on intermediaries to help enforce its market timing policies. Intermediaries are expected to work with Fund management, up to and including prohibiting future trading in the Fund, in situations where a client of the intermediary has been identified as violating the Fund's market timing policy. The Fund reserves the right to reject any order placed from an omnibus account. Although the Fund has taken these steps to discourage frequent purchases and redemptions of shares, the Fund cannot guarantee that such trading will not occur.

5. COMMENT: Under the heading "Determination of Net Asset Value," you pointed out that the Stock Exchange is not closed for all federal holidays and asked that the disclosure be revised.

     RESPONSE: The disclosure indicating when the New York Stock Exchange is closed has been deleted, as you suggested would work in our telephone conversation.

6. COMMENT: In the second sentence of the second paragraph under the heading "Determination of Net Asset Value," please revise the disclosure to indicate that assets WILL be valued by the Fund's Adviser at their fair value if market prices are not available or if an event occurs after the close of the trading market that materially affects the values.


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THOMPSON
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  HINE


Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 4


     RESPONSE: The requested change has been made.

7. COMMENT: In the section under the heading "Portfolio Managers," you asked that the disclosure be modified to indicate whether the two portfolio managers act jointly or one makes final decisions, to describe how long each portfolio manager has managed the Fund, and to describe Timothy Wahl's employment activity since January of 2000.

     RESPONSE:  The  disclosure  has been revised as requested,  and the revised section is set forth below:


          PORTFOLIO MANAGERS

          The managers jointly and primarily responsible for the day-to-day management of the Fund since its inception are:

          JED M. COHEN. Mr. Cohen has been chief investment strategist of the adviser since January 2000. His career has been devoted to stock research and long term economic forecasting. Prior experience includes 21/2 years (from January 2000 to July 2003) as Senior Managing Director at Gerard Klauer Mattison & Co., ten years (from May 1989 to December 1999) as Senior Managing Director at Gruntal & Co., fourteen years as a Limited Partner at Bear, Stearns & Co., and nine years as a General Partner at Kleiner, Bell & Co. In the mid-1960's, Mr. Cohen was associated with members of the President's Council of Economic Advisors where he spent several years exchanging ideas on economic outlook, taxation, the Federal Reserve System, and other matters of national fiscal and monetary policy.

          TIMOTHY J. WAHL. Mr. Wahl assisted in the formation of the adviser in January of 2000 and has been active managing portfolios since that time. Prior to joining the firm, he spent three years (from July 1997 to January 2000) operating Wahl Financial, his own money management firm. Mr. Wahl has five years experience as an over the counter market maker in Southern California, first with Gruntal Securities, then with Cruttenden Roth. He received his CPA credentials while working at Deloitte & Touche, Los Angeles where he spent three years auditing businesses and mutual funds. Mr. Wahl earned a B.S. in Accounting after studying at California State University at Dominguez Hills, San Diego State University and Oklahoma City University. Mr. Wahl spent two years pitching for the Milwaukee Brewers organization.



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THOMPSON
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  HINE


Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 5



          The Fund's Statement of Additional Information contains additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers' ownership of shares of the Fund.

                       STATEMENT OF ADDITIONAL INFORMATION

8. COMMENT: You asked that the disclosure under the heading "Portfolio Managers - Compensation" be revised to clarify the basis for each portfolio manager's compensation.

     RESPONSE:  The  disclosure  has been revised as requested,  and the revised section is set forth below:

          Each Portfolio Manager's compensation from the Adviser is not related to the performance of the accounts under his management. As sole owners of the Adviser, the Portfolio Managers share the profits of the firm.

9. COMMENT: With regard to the disclosure under the heading "Portfolio Transactions and Brokerage," you requested a supplemental explanation as to what steps the Adviser takes to assure that it obtains best execution, given that there is extensive use of an affiliated broker-dealer.

     RESPONSE: The brokerage transactions for the Fund are reviewed on a quarterly basis by the Board of Trustees for compliance with the Fund's Rule 17e-1 procedures. The Adviser has reported to the Board that it follows a commission schedule that takes the lower of the commission that would be charged pursuant to the schedules of two unaffiliated brokers. The Adviser also periodically tests trades with all brokers to determine that the overall quality of execution satisfies the Adviser's best execution policy.

10. COMMENT: With regard to the second bullet-pointed paragraph under the heading "Policy Regarding the Selective Disclosure of Portfolio Holdings," you asked for a supplemental explanation of whether there is any minimum delay in posting a listing of the Fund's ten largest holdings as of the end of each calendar quarter on the Adviser's website.

     RESPONSE: As the posting puts the information in the public domain, there is no minimum delay.

11. COMMENT: With respect to the first bullet-pointed section following the table of rating and ranking organizations that appears under the heading "Policy Regarding the Selective


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THOMPSON
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  HINE

Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 6


     Disclosure of Portfolio Holdings," you requested that the disclosure be revised to provide a complete list of any person with whom the Fund has ongoing arrangements to make available information about the Fund's portfolio securities, including the identity of each such person. You also requested that the disclosure be revised to describe any conditions or restrictions placed on the use of information about portfolio securities that is disclosed.

     RESPONSE: That section of the disclosure has been revised as requested, and the revised section is set forth below:

          o The Fund's policy relating to disclosure of holdings of Portfolio Securities does not prohibit disclosure of information to the Adviser or to other Fund service providers.

          Below is a table that lists each service provider receiving non-public portfolio information along with information regarding the frequency of access, and limitations on use (including a prohibition on trading on non-public information), of portfolio information.

----------------------------------------------------------------------------------------------
 TYPE OF SERVICE PROVIDER        FREQUENCY OF ACCESS TO            RESTRICTIONS ON USE
                                 PORTFOLIO INFORMATION
----------------------------------------------------------------------------------------------
Adviser                          Daily                             Contractual and Ethical
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Administrator (fund accountant   Daily                             Contractual and Ethical
and transfer agent)
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Custodian                        Daily                             Contractual and Ethical
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Auditor                          During annual audit               Ethical
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Legal counsel                    Regulatory filings, board         Ethical
(Thompson Hine LLP)              meetings, and if a legal issue
                                 regarding the portfolio
                                 requires counsel's review
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Printers                         Twice a year - printing of        No formal restrictions in
(Financial Graphics Service      semi-annual and annual reports    place.  Printer receives
Inc.)                                                              portfolio on or about
                                                                   time filed with the
                                                                   SEC -approximately 60
                                                                   days old by  the time
                                                                   received.
----------------------------------------------------------------------------------------------
Broker/dealers through which     Daily access to the relevant      Contractual and Ethical
Fund purchases and sells         purchase and/or sale - no
portfolio securities             broker/dealer has access to the
                                 Fund's entire portfolio
----------------------------------------------------------------------------------------------


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THOMPSON
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  HINE

Mr. Christian Sandoe
U.S. Securities and Exchange Commission
November 22, 2005
Page 7


          The Board of Trustees has determined that the Fund and its shareholders are adequately protected by these restrictions on use in those instances listed above, including those where contractual obligations between the Fund and the party do not exist.

12. COMMENT: You pointed out that there is a typographical error in the next bullet-pointed section.

     RESPONSE: The typographical error has been corrected.

                                     GENERAL

13. COMMENT: Include a "Tandy" representation with respect to the Commission Staff comments on the Trust's filing.

     RESPONSE: The Trust has authorized me to acknowledge to you on its behalf that:


     (a) The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the "Staff");

     (b) Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     (c) The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     If you have any further  questions or additional  comments,  please contact the undersigned at 513-352-6546.

         Best regards.

                                                     Very truly yours,




                                                     Donald S. Mendelsohn



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